EDAP TMS SA
4 rue du Dauphiné
69120 Vaulx-en-Velin
FRANCE

May 15, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Russell Mancuso and Jay Mumford

Re:	Edap TMS S.A.
Request for Effectiveness of Registration Statement on Form F-3 (File No. 333-179689)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), EDAP TMS S.A. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-179689) (the “Registration Statement”).  The Registrant respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 9:30 a.m., Eastern Daylight Time, on Wednesday, May 16, 2012 or as soon as practicable thereafter. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the aforementioned Registration Statement to our counsel, Jones Day, attention: Linda Hesse, at facsimile +33 (0) 1 56 59 39 38.  Ms. Hesse’s direct line is +33 (0) 1 56 59 38 72.

The Registrant confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they related to the registration of the securities specified in the Registration Statement.  It acknowledges that:

•
should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

Securities and Exchange Commission

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Best regards, EDAP TMS S.A.

By:	/s/ Eric Soyer
Name:	Eric Soyer
Title:	Chief Financial Officer